SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,046,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,046,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 72,412,170 of the Issuer’s shares of common stock outstanding as of August 6, 2018 as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 21, 2018 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,046,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,046,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 72,412,170 of the Issuer’s shares of common stock outstanding as of August 6, 2018 as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 21, 2018 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 7

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 10, 2018 (the “Original Filing”) by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Co-Investment Agreements

On September 7, 2018, Mr. Avery, Golden Harbor, and Aviva Holdings, Ltd. entered into a Co-Investment Agreement and Investor Suitability Questionnaire pursuant to which Mr. Avery made an indirect co-investment of $441,000 in certain of the Units purchased by Golden Harbor (the “Unit Interest”). The Unit Interest is a contractual economic interest intended to mirror the economic terms, if any, of Golden Harbor’s investment in the Units. The Unit Interest represents solely an economic right and does not include any right to vote, any right to cause the disposition of the Units or any other rights of control. Mr. Avery is entitled to receive the economic benefit, if any, of the Unit Interest based on his cash investment divided by Golden Harbor’s total investment in the Units.

On September 7, 2018, Mr. Avery, Golden Harbor, and Aviva Holdings, Ltd. entered into a Co-Investment Agreement and Investor Suitability Questionnaire pursuant to which Mr. Avery made an indirect co-investment of $358,500 in certain of the Inseego Notes purchased by Golden Harbor (the “Senior Note Interest”). The Senior Note Interest is a contractual economic interest intended to mirror the economic terms, if any, of Golden Harbor’s investment in the Inseego Notes. The Senior Note Interest represents solely an economic right and does not include any right to vote, any right to cause the disposition of the Inseego Notes or any other rights of control. Mr. Avery is entitled to receive the economic benefit, if any, of the Senior Note Interest based on his cash investment divided by Golden Harbor’s total investment in the Inseego Notes.

On September 7, 2018, Mr. Avery, RPFG Holdings, Inc. and South Ocean entered into a Co-Investment Agreement and Investor Suitability Questionnaire pursuant to which Mr. Avery made an indirect co-investment of $300,500 in the Term Loan South Ocean (the “Term Loan Interest”). The Term Loan Interest is a contractual economic interest intended to mirror the economic terms, if any, of South Ocean’s investment in the Term Loan. The Term Loan Interest represents solely an economic right and does not include any right to vote, any right to cause the disposition of the Term Loan or any other rights of control. Mr. Avery is entitled to receive the economic benefit, if any, of the Term Loan Interest based on his cash investment divided by South Ocean’s total investment in the Term Loan.

Mr. Avery does not have beneficial ownership of any shares of Common Stock as a result of the co-investment arrangements described above and is therefore not a reporting person hereunder. The foregoing descriptions of the Co-Investment Agreement and Investor Suitability Questionnaires do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Co-Investment Agreement and Investor Suitability Questionnaires, which are filed as Exhibit 7, Exhibit 8 and Exhibit 9, respectively, to this Schedule 13D and incorporated herein by reference.

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 7

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd.

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd.

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC.

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2018

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 7

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd.

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd.

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC.